

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re:** **Energy 11, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **Response Letter Dated October 29, 2014**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 1 and reissue it in part. As it does not appear that you have a reasonable basis to quantify the intended distribution in your prospectus, please remove any suggestion in your prospectus and your sales literature that you will make distributions to common unitholders in a specified amount. For example, your disclosure regarding distributions, as modified by the proposed revised language you provided in your response letter of October 29, 2014, continues to suggest that you may make monthly distributions in the targeted amount of the Payout Accrual (for example, you state that "[w]e intend to follow a policy of making distributions monthly. … There is no assurance that these distributions will meet the Payout Accrual. … We expect that … we will not distribute more than the Payout Accrual … "). Furthermore,

we note the following statements on the final slide of the sales literature: "Payout Accrual Rate 7.0%" and "Distribution Paid Monthly." Please revise the disclosure concerning distributions in your registration statement and sales literature to ensure that it does not go beyond the provisions of your partnership agreement with regard to the priority of distributions and the Payout Accrual.

2.   We note that some of the defined terms used in your disclosure do not correspond to defined terms in the partnership agreement. For example, you use the term "Net Investment Amount" in your disclosure, but no such defined term exists in the partnership agreement; instead, the relevant defined term in the partnership agreement appears to be "Remaining Invested Capital." To reduce confusion, please revise your disclosure to employ the same terms as are used in the partnership agreement.

3.   We note your statements to the effect that you plan to acquire interests in "producing and non-producing oil and gas properties." If you currently plan to acquire a portfolio of properties that is balanced as between producing properties and non-producing properties, please clarify your disclosure to indicate your intentions in that regard.

Exhibit 1.1. Exclusive Dealer Manager Agreement

4.   Paragraph 4(n) of the Exclusive Dealer Manager Agreement states that, "If the Minimum Offering has not been obtained prior to the Termination Date or if there shall be a Termination Date following the receipt of subscriptions following the initial Closing Date, the Escrow Agent shall, promptly following the Termination Date, but in no event more than five (5) business days after the Termination Date, return to the Dealer Manager the subscribers' funds transmitted by it for deposit in the Escrow Account, which funds will be promptly credited by the Dealer Manager to each subscriber's account." Please describe how the return of funds by the Escrow Agent to the Dealer Manager, instead of directly to the investor, complies with Rule 15c2-4. In your analysis please identify any Commission statement, exemptive order, or no-action position that supports the return of funds to the Dealer Manager as described in paragraph 4(n) of the Exclusive Dealer Manager Agreement instead of directly to the subscriber.

Exhibit 10.1. Form of Escrow Agreement

5.   Paragraph 3 of the Escrow Agreement states that, "[u]pon receipt by Dealer Manager of any Cash Investment Instrument for the purchase of Common Units, Dealer Manager Shall, by noon (Eastern time) of the next Business Day, wire to Escrow Agent funds aggregating the sum total of all Cash Investment Instruments received the previous Business Day." Advise us of any exceptions to this explicit requirement in the Escrow Agreement. Please explain how any of the exceptions, if they exist, comply with the prompt transmittal requirements under Rule 15c2-4. In your analysis please identify any Commission statement, exemptive order, or no-action position that supports a period of time longer than as described in Paragraph 3 of the Escrow Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George Young, Esq.